Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
 Suite 506 - 675 West Hastings Street Vancouver British Columbia V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

September 24, 2010	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR COMPLETES ONE OF FIVE STANDING CASED WELLS ACQUIRED IN ASSET PURCHASE WITH WESTERN PLAINS PETROLEUM LTD.

CALGARY, ALBERTA - Alberta Star Development Corp. (TSXV:ASX) (“Alberta Star” or the “Company”) announces that it has completed one of the five (5) standing cased wells that had been previously drilled but not completed by a former operator in late 2009. The Company acquired a 33 1/3 % net interest in these five (5) standing cased heavy oil wells interest from its working interest partner and new operator, Western Plains Petroleum Ltd. (“Western Plains”) in late August of 2010. The newly completed well, located on 10-06-50-1 W4M in Llloydminster, Alberta is currently producing approximately 40 bbls/day of heavy oil (13 bbls/day net to Alberta Star) from the Sparky oil formation.

THE COMPANY IS ON TARGET TO COMPLETE 3 MORE STANDING CASED WELLS BY THE END OF SEPTEMBER

The Company is on schedule and expects to complete three (3) of the remaining four (4) standing cased wells by the end of September /early October, with the production rates from each well expected to be approximately 40 bbls/day (13 bbls/day net to Alberta Star) for a total estimated production of approximately 160 bbls/day (53 bbls/day net to Alberta Star). Western Plains has been appointed operator of these newly acquired well interests. Completion costs are expected to average $150,000 per well ($50,000 net to Alberta Star)

DRILLING UPDATE - DRILLING TO COMMENCE SEPT 30, 2010

In respect to the Company’s previously announced in-fill drilling program from section 6-50-25-W3M in Landrose, Saskatchewan, the Company has submitted and is expecting to receive its formal drilling license approval on the C-14-06-50-25 W3M and the C11-06-50-25 W3M locations early next week. The Company expects two additional drill locations C5-06-50-25 W3M and C6-06-50-25 W3M to receive their formal license approvals the following week. A drill contractor has been appointed and the drilling rig is tentatively booked for September 30, 2010 start date, weather permitting.

The Company expects these four (4) in-fill wells to be drilled and completed by the end of October 2010. Drilling completion and equipping costs are expected to average $400,000 per well ($200,000 net to Alberta Star). Alberta Star holds a 50% working interest in these assets and Western Plains is the operator. The locations of the four (4) in-fill wells are adjacent to the Company’s successful C12-06-50-25 W3M well which was drilled and completed in July 2010 in accordance with a farm-out with Arctic Hunter Uranium Inc. The C12 well is currently producing 80 bbls/d gross of heavy oil (4 bbls/d net BPO and 20 bbls/net APO to the Company).

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The strategic acquisitions further strengthen the Company’s relationship with an experienced working interest partner and industry leader, for future aggressive expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and asset acquisition.

The Company maintains a strong balance sheet and a qualified management team in exploration and development of natural resources. The Company is committed to creating long term shareholder value through the acquisition, exploration and development of petroleum and natural gas resources and the discovery of base and precious metals and by seeking to acquire additional exploration, development and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Benjamin Curry of Progressive I.R. Consultants Corp. at (604) 689-2881, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries, or Morgan Brewster, Corporate Development of the Company at (778) 989-2739 or mbrewster@alberta-star.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131         Fax (604) 408-3884
www.alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The calculation of barrels of oil equivalent (“boe”) are based on a conversion rate of six thousand cubic feet (“mcf”) of natural gas to one barrel of crude oil. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is base on energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.